SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 26, 2015

JUNIATA VALLEY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Pennsylvania	0-13232	232235254
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Bridge and Main Streets
Mifflintown, Pennsylvania	17059
(Address of principal executive offices)	(Zip Code)

(717) 436-8211

(Registrant's telephone number,

including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On June 26, 2015, Juniata Valley Financial Corp. (“Juniata”) issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FNBPA Bancorp, Inc., a Pennsylvania corporation (“FNBPA”). Pursuant to the terms and conditions set forth in the Merger Agreement, FNBPA will merge with and into Juniata (the “Merger”), with Juniata surviving, and First National Bank of Port Allegany, the wholly owned subsidiary of FNBPA, will merge with and into The Juniata Valley Bank, with The Juniata Valley Bank surviving. The parties anticipate that the Merger will close in the fourth quarter of 2015.

At the effective time of the Merger, each share of FNBPA’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, at the election of the holder, either: (i) 2.7813 shares of common stock of Juniata (the “Stock Consideration”) or (ii) $50.34 (the “Cash Consideration”), subject to proration to maintain total Cash Consideration at a minimum of 15% and a maximum of 25% of the total merger consideration. Holders of FNBPA Common Stock prior to the consummation of the Merger will own a percentage of Juniata’s common stock outstanding immediately following the consummation of the Merger that will range from 12.9% (if minimum Cash Consideration of 15% were paid) to 11.6% (if the maximum Cash Consideration of 25% were paid).

Consummation of the Merger is subject to customary closing conditions including, but not limited to, the absence of a material adverse change relating to FNBPA or Juniata, approval of the Merger by Juniata’s and FNBPA’s shareholders and receipt of all required regulatory approvals.

FNBPA may terminate the Merger Agreement under certain circumstances, including the good faith determination by its board of directors that it has received an unsolicited bona fide “superior proposal,” which remains a superior proposal after any proposed modification of the Merger Agreement, if any, by Juniata. In addition, Juniata may terminate the Agreement if FNBPA receives a superior proposal for a transaction and FNBPA does one of the following: enters into an agreement for the superior transaction; terminates the Merger Agreement, withdraws its recommendation or fails to recommend the Merger Agreement or delivers a final notice that it plans to accept the superior proposal. In connection with any such termination, FNBPA must pay a termination fee of $475,000 to Juniata.

In addition, FNBPA may terminate the Merger Agreement if the price of Juniata common stock both (1) declines below $14.48 per share and (2) declines by more than 20% when compared to the broader market, unless Juniata adjusts the merger consideration to make up the difference, in which case FNBPA will still be required to complete the Merger.

In connection with the Merger Agreement, the directors and executive officers of FNBPA have entered into Voting Agreements pursuant to which they have agreed to vote an aggregate of 13,118 shares (representing approximately, 5% of the total outstanding shares of FNBPA as of the date hereof) of FNBPA’s common stock beneficially owned by them, and over which they have voting power, in favor of the Merger. In addition, Joseph Lashway, Vice President of FNBPA, entered into an Employment Agreement with Juniata which becomes effective only when the Merger closes, to act as Senior Vice President of The Juniata Valley Bank.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference. The form of Voting Agreement referred to in the prior paragraph was filed with the Merger Agreement as Exhibit A thereto.

The Merger Agreement is not intended to provide any factual information about Juniata, FNBPA or their respective subsidiaries and affiliates to investors. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the parties as stated in the Merger Agreement, including being qualified by confidential disclosure schedules made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are, in some cases, subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors under applicable securities law standards of materiality. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Juniata or FNBPA.

The foregoing disclosure may include forward-looking statements, including statements about future results. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Such risks could include, but are not limited to: the ability to achieve anticipated merger-related operational efficiencies; the ability to enhance revenue through increased market penetration, expanded lending capacity and product offerings; our ability to integrate acquisitions; the strength of the U.S. economy and the local economies where we conduct operations; fluctuations in inflation, interest rates, or monetary policies; changes in the stock market and other capital and real estate markets; legislative or regulatory changes; customer acceptance of third-party products and services; increased competition and its effect on pricing; technological changes; security breaches and computer viruses that may affect our computer systems; changes in consumer spending and savings habits; our growth and profitability; changes in accounting; and additional factors detailed from time to time in our SEC filings, including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available at the SEC’s internet site (http://www.sec.gov). Forward-looking statements in this presentation speak only as of the date of these materials, and we assume no obligation to update forward-looking statements or the reasons why actual results could differ.

Item 7.01	Regulation FD

Pursuant to Regulation FD, information is being attached as an Exhibit to this Current Report with respect to a presentation made available by Juniata Valley Financial Corp. on June 26, 2015. This presentation provides an overview of Juniata’s strategy with respect to its acquisition of FNBPA.

The presentation includes certain non-GAAP financial measures. The Company uses these adjusted performance measures in managing the business, including communications with its Board of Directors and employees, and believes that they provide users of this financial information with meaningful comparisons of operating performance between current results and results in prior periods. The Company believes that these non-GAAP financial measures are appropriate to enhance understanding of its past performance as well as prospects for its future performance. A reconciliation of these adjustments to the most directly comparable GAAP measures is included as the last page of the investor presentation, which was filed with this Form 8-K as Exhibit 99.2. These non-GAAP measures should not be considered in isolation or as a substitute for the most comparable GAAP measures. Non-GAAP financial measures utilized by the Company may not be comparable to non-GAAP financial measures used by other companies.

Item 9.01.	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 26, 2015

99.1	Press Release, dated June 26, 2015

99.2	Investor Presentation, dated June 26, 2015

99.3	Employee Presentation, dated June 26, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUNIATA VALLEY FINANCIAL CORP.

By:	/s/ Marcie A. Barber
Name: Marcie A. Barber
Title: President and Chief Executive Officer

Dated: June 26, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 26, 2015

99.1	Press Release, dated June 26, 2015.

99.2	Investor Presentation, dated June 26, 2015

99.3	Employee Presentation, dated June 26, 2015